INVEST IN SÉANCE FILM

Back the female-led team of SÉANCE — a nuanced Gothic thriller about grief, adultery, and ghosts!



SÉANCE
a Victorian Gothic thriller

seancefilm.com Los Angeles CA

Female Founder | Entertainment | Film

LEAD INVESTOR

Steven Clark

This is my third film investment and second with this team. Vivian and Rachel are masters of making beautiful films with recognizable talent but on a modest budget. They're garnering attention within the independent film industry and are considered up-and-coming filmmakers to watch. As an investor in their previous film, SCRAP, I have observed them in each phase of production and even visited their sets. Vivian and Rachel are consummate professionals who are dedicated to their craft. I am confident that their high standards and artistry will be on full display in SÉANCE as well.

Invested $20,000 this round

Highlights

1. SÉANCE has already completed principal photography
2. Director/Writer Vivian Kerr has pitched at HBO, HBOMax, Element Pictures, Tornante, Fabel Entertainment, and others
3. As award-winning alumni of 50+ film festivals, we have strong relationships within the industry
4. You want to support an all-female directing, writing, and producing team, and elevate female voices
5. Director/Writer Vivian Kerr has been a professional actor for 15+ years, with extensive TV credits
6. You love thoughtful psychological horror films in the vein of THE OTHERS, THE INNOCENTS, and GASLIGHT
7. Vivian Kerr's scripts have placed Top 10 in Final Draft's Big Break, and Second-Round in both Sundance & Austin

Our Team



Vivian Kerr Director / Writer / Actor

Vivian Kerr is an LA-based actor, writer, producer, and director. Her debut feature, SCRAP, was a Top 10 Finalist in Final Draft's Big Break. It co-stars Anthony Rapp and Lana Parrilla and will premiere in 2022.

SEANCE allows us to build on the model of low-budget, high-quality filmmaking we established with our first feature, while moving into the genre space and setting our investors up to benefit from a marketplace that is hungry for well-made horror films.



Rachel Stander Producer

Rachel Stander is an independent producer working in narrative film and television. Under the banner of her production company, A Season of Rain, she is focused on cultivating and shepherding stories for the screen about challenging, complex women.

WHO WE ARE

Meet us on Zoom! ----> https://calendly.com/seancefilm

"A Season of Rain" is a production company founded by Producer Rachel Stander in 2020.



Rachel Stander
Producer







Our first feature film, SCRAP, was successfully financed and shot in 2021:









SCRAP world premiered in competition at the prestigious Deauville American Film Festival in France in September 2022.







Photography © Olivier Vigerie

We have built a stellar reputation in a short period of time for our professionalism and taste.

"SCRAP is a scrappy little film...beautiful cinematography and strong performances...beyond heartfelt."
- Debbie Elias, Behind the Lens

"Kerr evokes questions of femininity and motherhood...a story of redemption and reconciliation that invites us to find what is really significant in our own lives."
- Thomas Perillon, Le Bleu de Miroir

"Our favorite film in the competition..."
- Maximilien Pierrette, AlloCine

"...an amazing, funny, and often touching film."
- Yohan Haddad, Toute La Culture

"...a Woody Allen-style American chronicle that evokes complicated subjects with lightness and humor."
- Antoine Corte, Bulles de Culture


SCRAP
A FILM BY VIVIAN KERR
DEAUVILLE
AMERICAN FILM
FESTIVAL 2022
COMPETITION
ANTHONY RAPP
VIVIAN KERR
LANA PARRILLA

JULIAN
Tallgrass Film Festival
LA SHORTS

You can check out the trailer for SCRAP to see just what we can achieve on a low budget here:

https://youtu.be/C3WYceeErS4


SCRAP - Official Trailer
DEAUVILLE
AMERICAN FILM
FESTIVAL 2022
COMPETITION
SCRAP

SCRAP will have its North American premiere at the Cinequest Film Festival in early March, before heading to Phoenix Film Festival for a Southwest premiere at the end of March.

AMERICAN FILM FESTIVAL 2022 COMPETITION

CINEQUEST FILM & VR FESTIVAL

SELECTION PHOENIX FILM FESTIVAL

Which brings us to our second feature film...

SÉANCE

We returned to Wefunder in 2022 with our second feature film, SÉANCE, a Victorian Gothic thriller.


SÉANCE
Written and Directed by Vivian Kerr

Logline

A Victorian woman contemplating adultery is forced to take refuge from a storm at the home of her potential lover and his unstable wife, who claims to be haunted by their dead child.









Setting

California. The seaside. 1892.



The Characters


Emma

"Emma" - A successful professional writer. Married to Albert, a slightly younger man and budding artist. Formerly married to George, on vacation with Albert by the seaside. Passionate, intelligent, a bit selfish, contemplating an affair with George.


Albert

"Albert" - A talented, yet unknown artist; his muse is his wife, Emma, a slightly

older woman who very much "wears the pants" in the relationship and financially supports him. Intimidated by her, unable to satisfy her sexually, yet deeply in love with her, he desperately wants to fix their relationship. Slightly effeminate in appearance.


George

"George" - Emma's former husband, now married to Lillian. The father of Hazel, a three-year-old girl who died several months earlier in a drowning accident. Still in love with Emma and wants to be with her. Wealthy, handsome, charismatic, a man's man.


Lillian

"Lillian" - George's wife, unable to forgive herself for the death of her daughter, Hazel. A traditional Victorian wife — pretty, delicate, still in the grieving process. Mentally unwell, a staunch believer in ghosts and spiritualism.

Tone

Mature, intelligent, psychological horror.


NICOLE KIDMAN
THE OTHERS
CHARLES BOYER
INGRID BERGMAN
JOSEPH COTTEN
Gaslight
CRIMSON PEAK


THE WOMAN IN BLACK
A STRANGE NEW EXPERIENCE IN SHOCK
DEBORAH KERR
the Innocents
THE VVITCH

> *"I've always loved the Impressionist painters. The characters of Emma and Albert are artists, and I'm interested in exploring how the look of SÉANCE can be influenced visually by the way artists in the late 19th century interpreted the world around them... "*



> *"...and it's also an exploration of marriage. What binds two people together and what tears them apart?"*

-Vivian Kerr, writer/director



The Cast


CAST
IMDbPro STARMETER Top 5,000
Scottie Thompson
as EMMA
Best known for her role as Jeanne Benoit on NCIS, Scottie Thompson has worked extensively in film and television. She has had recurring roles on BEL-AIR, MACGYVER, 12 MONKEYS, and GREY'S ANATOMY. Other recent credits include ROSEWOOD, THE BLACKLIST, CASTLE, and 9-1-1. She recently produced and starred in the Western MURDER IN YELLOWSTONE CITY alongside Gabriel Byrne, Anna Camp, and Richard Dreyfuss. She holds a degree in Performance Studies from Harvard University.


IMDbPro STARMETER Top 5,000
CAST
Connor Paolo
as ALBERT
Connor is best known for his series regular roles in TV dramas GOSSIP GIRL (The CW, 2007-2012) and REVENGE (ABC, 2011-15). After appearing as younger versions of Kevin


Bacon's detective Sean in Clint Eastwood's Oscar-nominated thriller MYSTIC RIVER and Colin Farrell's titular king in historical epic ALEXANDER, he then reunited with director Oliver Stone when he played Nicolas Cage's son Steven McLoughlin in disaster drama WORLD TRADE CENTER. He most recently impressed on the big screen with his performances in Tyler Shields' tale of betrayal OUTLAW and in the horror film FRIEND REQUEST.


CAST
Jilon VanOver
as GEORGE
Jilon is known to audiences for his portrayal of "Ransom Bray" in the History Channel's Emmy Award winning miniseries, HATFIELDS & MCCOYS, as well as "Teeton" in the Disney XD Original Series, MIGHTY MED. He recently played leading roles in the thriller DEEP WOODS and in the television movie CROWN PRINCE OF CHRISTMAS. He also recently played "Sebastian" in 5 episodes of BETTER CALL SAUL. Other credits include AN AMISH MURDER, opposite Neve Campbell, and episodes of NCIS: LA, PSYCH, LAB RATS, and COLD CASE.
HATFIELDS & MCCOYS


CAST
Vivian Kerr
as LILLIAN
Vivian Kerr is an actor, writer, and director. Her first feature film, SCRAP, in which she played the lead role opposite Anthony Rapp (STAR TREK: DISCOVERY), Lana Parrilla (ONCE UPON A TIME), Beth Dover (ORANGE IS THE NEW BLACK), and Khleo Thomas (HOLES), had its world premiere at the 2022 Deauville-American Film Festival in France. Other work as an actor includes episodes of GREY'S ANATOMY, RIZZOLI & ISLES, SUPERSTORE, MASTERS OF SEX, CRIMINAL MINDS, NEW GIRL, CASTLE, FRANKLIN & BASH, and THE BOLD & THE BEAUTIFUL. She has a BA in Theatre from the University of Southern California.

Why is Horror so Successful?

Of all the scripts we could have chosen for our second feature film, SÉANCE rose to the top not only because its limited locations and cast size would allow us to produce an expensive-looking period piece for a modest budget, but also because, quite frankly, horror (or horror-adjacent) films sell really well!

- WHAT THE DATA SAYS: PRODUCING LOW-BUDGET HORROR FILMS - https://americanfilmmarket.com/what-the-data-says-producing-low-budget-horror-films/
- Hallowe... horror: Feeding audiences' appetites for cheap and bloody thrills - https://www2.deloitte.com/xe/en/insights/industry/technology/horror-movie-audience-statistics.html

Comparable Films

Independent Horror Films

FILM	Year	Budget ($M)	Worldwide Box Office ($M)
You're Next	2011	$1	$26.9
It Follows	2014	$1	$21.9
The Visit	2015	$5	$98.5
Monsters	2010	$0.5	$5.1
As Above, So Below	2014	$5	$41.9
The Babadook	2014	$2	$10.5
It Comes at Night	2017	$5	$19.7
Let the Right One In	2008	$4	$11.2

Period Horror Films

FILM	Year	Budget ($M)	Worldwide Box Office ($M)
Winchester	2018	$3.5	$44.0
The Others	2001	$17	$209.9
The Witch	2015	$4	$40.4
The Woman in Black	2012	$17	$129
Lady Macbeth	2016	$0.65	$5.4

SÉANCE's Journey Through Production

By summer 2022, we had secured the funds to go into production!


13.08.05.14
SÉANCE
A021
44K
1

We filmed SÉANCE over 19 days in December 2022, and are just starting post!


2022
FINANCING
Script locked.
$300K minimum raised.
PRE-PRODUCTION
10 weeks.
Cast attached. Locations locked. Below-the-line hired. Phase 1 publicity.
PRINCIPAL PHOTOGRAPHY
4 weeks.
Shooting completed.



2023
2024
FESTIVAL CIRCUIT
12-18 months.
World & North American premieres, exposure, and secure distributor. Phase 2 publicity.
FESTIVAL PREP
Hire publicist, secure sales agent, shop to distributors, DCP creation, final output.
POST-PRODUCTION
6 months.
Edit, color, VFX, sound mix
DISTRIBUTION
Sign contracts
Prepare deliverables.
Phase 3 publicity.
INVESTOR GROUP
After costs, first monies are distributed to investors until they have recouped 120% of initial investment.
PRODUCERS
Net profits are divided between the Investors and Producers according to their pro-rata share.
This is a projected timeline and not a guarantee.

We expect to premiere the film in early 2024 and have it on VOD by late 2024.



A SNEAK PEEK AT PRODUCTION
We shot at three stunning historic homes all over Los Angeles...



...with sumptuous period piece detail...



...and beautiful costumes.



All shot by our incredible DP, Johanna Coelho...



...with an amazing lighting, sound, and grip team.

We are opening up a Round 2 on Wefunder to raise funds for additional Post-Production costs, as well as marketing and publicity so as to ensure a successful launch of the finished film.



Post-Production
62%
Sales/Distribution
9%
PR/Marketing
21%
Film Festivals
8%

The Terms

All of our current investment is under a **Revenue Share Agreement**, and we're offering those same terms to new investors!

Why? The film wouldn't exist without the backing of our Investors, so we want to make sure our Investors not only get a return on their Principal, but that they

to make sure our Investors not only get a return on their Principal, but that they share in the film's profits long-term.

Once the film is in profit, each Investor first sees a return of 120% on Principal. The additional profit is split 40/60: 40% distributed to investors based on their pro-rata share, and 60% to Producers.

As Producers, we do not see any Profits under this Revenue Share Agreement until all investors have recouped their 120% of Principal. When the film succeeds, our Investors share in the rewards!

Why Invest in SÉANCE?

We consider our Investors long-term collaborators.

We want you to be involved in the life of this film, and hopefully on our future films produced by A Season of Rain!

All of our Investors receive our regular newsletter detailing the progress on the film (only Investors get to know the inside scoop!), film festival invitations, set visits, and other perks for being part of our projects!





Perks!

We also want to make sure our Investors on WeFunder are rewarded for investing in SÉANCE, so we have some awesome Perks available as our way of saying THANK YOU!

Is there something you're interested in that's not available below? Email us at seancefilmofficial@gmail.com!


$30,000+ Investment — Executive Producer

An EXECUTIVE PRODUCER credit in the end credits of the film.

+ Two tickets to the West Coast & East Coast premieres, or Regional premiere of your choice.

+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).

+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).


$20,000+ Investment — Co-Producer

A CO-PRODUCER credit in the end credits of the film.

+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).

+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).


$10,000+ Investment — Associate Producer

An ASSOCIATE PRODUCER credit in the end credits of the film.

+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).


$5,000+ Investment — Very Special Thanks

A VERY SPECIAL THANKS credit in the end credits of the film.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).


$2,500+ Investment — Special Thanks

A SPECIAL THANKS credit in the end credits of the film.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).


$1,000+ Investment — Shout Out

A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

About Us



Vivian Kerr is an LA-based actor, writer, producer, and director. In 2020, she was a Finalist in Sony Pictures TV's Rising Storytellers Search with her pilot FIVE POINTS, about the female-led gangs of 19th century New York, which was also invited into the 2021 Stowe Story Labs and selected as one of eight pilots for the 2021 Women's Weekend Film Challenge TV Pilot Accelerator.

Her feature script, SCRAP, was a Second Rounder in Sundance's Development Lab and a Top 10 Finalist in Final Draft's Big Break Screenwriting Competition. Co-starring Anthony Rapp, Lana Parrilla, Beth Dover, and Khleo Thomas, SCRAP is currently in post-production and will premiere in 2022, marking her feature film directorial debut.

Her feature script EXCHANGE placed in the Top 20% of the Nicholls Fellowship and a Top 5 Finalist in Screencraft's Action & Thriller Contest, and her pilot NEWSPAPERWOMAN was a Second-Rounder in the 2020 Austin Film Festival. She is currently in development on her pilot THE MITFORDS with Goldfinch in the UK.

As an actor, her work includes episodes of GREY'S ANATOMY, RIZZOLI & ISLES, SUPERSTORE, MASTERS OF SEX, CRIMINAL MINDS, NEW GIRL, CASTLE, FRANKLIN & BASH, and THE BOLD & THE BEAUTIFUL. She has a BA in Theatre from University of Southern California, and is repped by Authentic Talent for acting and Citizen Skull for literary.



Rachel Stander is a producer working in narrative film and television. Her debut feature SCRAP, an intimate indie drama feature about the secrets we keep from the people who love us the most, premiered in Fall 2022. Previous work includes JULIAN, a dark comedy short film, and LYSISTRATA 2.0, a PSA-style get-out-the-vote project. Under the banner of her production company, A Season of Rain, Rachel is committed to cultivating and shepherding stories for the screen about challenging, complex women.

Here's What People Say About Us

"Rachel is the kind of producer who can take any challenge and turn it into a win. Her attention to detail results in issues being handled before you even know there's a problem. Rachel's enthusiasm for what she does has helped my projects run smoothly, and I consider her a key and valuable collaborator."

—Kai Soremekun, *Filmmaker*

"I have cast Vivian in multiple sketches for Jimmy Kimmel Live! Not only is she incredibly talented, she is a versatile performer who is nothing but professional on set. Always great to work with!"

—Cecelia Pleva, *Casting Director at Jimmy Kimmel Live!*

"Rachel has the sensibility of an artist in her taste and selection of projects. And as a producer and leader, her attention to detail at every level of a project and organizational abilities are the top of her game. I would entrust any project to Rachel Stander and expect it to be handled with thorough care, integrity, innovation and higher standards."

—Karen Strassman, *Actress / Voice Over Artist / Dialect Coach*

"As Vivian's acting teacher and coach for the past six years, she is joyful, generous, serious, and successful. Vivian routinely pushes her boundaries. I have worked with hundreds of actors and Vivian stands out as one who is likely to make a major contribution to the art. I think that the late greats, Stella Adler and Sanford Meisner—with whom I had the opportunity to study—would celebrate Vivian's imagination, discipline, sensitivity, and intelligence."

—Saxon Trainor, *Acting Coach*

"Rachel has impeccable taste and a leadership style that is calm and assured. Her strong work ethic and creative instincts elevate any project she's involved with. She is that rare combination of creative, smart, funny, and extremely organized."

—Luz Beato, *Public Defense Attorney*

"Vivian is an artist that brings depth and nuance to every character she writes or plays. Having been lucky enough to witness Vivian as an actress and a writer, she has the goods to deliver a feature film that is captivating, poignant and heartfelt. "

—Cory Stonebrook, *Actor & Writer*

"With her writing, acting, and directing Vivian infuses her characters with remarkable intimacy and understanding."

—Lauren Mora, *Actress & Producer*

"I worked with Rachel for many years. A dependable and dedicated leader, she has

always been able to see the big picture and achieve the goals of our vision and mission. She uses thoughtful discretion when needed, and beyond being a creative mastermind, she is incredibly fun and memorable to work with."

—Tiffany Yee, *Financial Advisor*

"Vivian's script reflects her gift of amazing storytelling. Her experience writing, acting, producing, and directing demonstrates that any project of hers will be successful!"

—Mary Kate Schroeter, *Innovation Fellow, Chicago Dept of Family & Support Services*

"Vivian is a problem solver—which is invaluable on set. Whether she is acting, directing, or producing, she can clearly and concisely see what needs to be done, and executes."

—Tiffany Trainer, *Actress, Producer & VO Artist*


Thank you!